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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*



                          U.S. FRANCHISE SYSTEMS, INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   902956 30 9
                          -----------------------------
                                 (CUSIP Number)


                                 March 10, 1999
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [x]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------
CUSIP NO. 902956 30  9                  13G
--------------------------


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     1      NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Meridian Associates, L.P.

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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     3      SEC USE ONLY


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     4      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois

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                           5    SOLE VOTING POWER

                                       2,099,775
        NUMBER
                           -----------------------------------------------------
      OF SHARES            6    SHARED VOTING POWER

     BENEFICIALLY                      0

       OWNED BY            -----------------------------------------------------

         EACH              7    SOLE DISPOSITIVE POWER

      REPORTING                        2,099,775

        PERSON             -----------------------------------------------------

         WITH              8    SHARED DISPOSITIVE POWER

                                       0
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     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,099,775

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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]

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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).


                      12.2% (See Item 4)

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    12      TYPE OF REPORTING PERSON

                      PN

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Item 1(a)   Name of Issuer

            U.S. Franchise Systems, Inc., a Delaware corporation formerly known as USFS Hawthorn, Inc. (the "Issuer"). The Issuer is the surviving corporation of a merger of the Issuer and U.S. Franchise Systems, Inc., a Delaware corporation, which merger was effective March 12, 1998.


Item 1(b)   Address of Issuer's Principal Executive Offices

            13 Corporate Square
            Suite 250
            Atlanta, Georgia 30329


Item 2(a)   Name of Person Filing

            Meridian Associates, L.P., an Illinois limited partnership (the "Reporting Person").


Item 2(b)   Address of Principal Business Office

            200 West Madison Street
            Suite 3800
            Chicago, Illinois  60606


Item 2(c)   Citizenship

            Illinois


Item 2(d)   Title of Class of Securities

            Class A Common Stock, $.01 par value per share (the "Class A Common Stock")


Item 2(e)   CUSIP Number

            902956 30 9


Item 3      If this Statement is Filed Pursuant to
            Rule 13d-1(b) or 13d-2(b) or (c)

            Not Applicable


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Item 4   Ownership

         (a)   Amount Beneficially Owned as of March 10, 1999:

               2,099,775 shares of Class A Common Stock*

               *The Reporting Person received such shares as a liquidating distribution in connection with the liquidation of H Suites Associates, an Illinois joint venture, of which the Reporting Person was the managing venturer. The amount of shares reported herein excludes an aggregate of 22,447 shares of Class A Common Stock owned by HSA Properties, Inc., a Delaware corporation ("HPI"), which is owned by various trusts, of which certain directors and executive officers of the general partner of the Reporting Person serve as trustees and/or in which such persons or members of their families have a beneficial interest. The Reporting Person expressly disclaims beneficial ownership of any shares of Class A Common Stock now or hereafter owned by HPI. With respect to the ownership of the Class A Common Stock, the Reporting Person and HPI are not members of a group.

         (b)   Percent of Class:

               As of March 10, 1999, the Reporting Person beneficially owned 2,099,775 shares of Class A Common Stock or approximately 12.2% of the aggregate number of shares of Class A Common Stock issued and outstanding on such date. (Based on the Issuer's Quarterly Report on Form 10-Q, dated November 13, 1998 (the "10-Q"), which reported an aggregate of 17,167,194 shares of Class A Common Stock issued and outstanding.)

               The Issuer also has an aggregate of 2,707,919 shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock") issued and outstanding (as reported in the 10-Q). Each holder of Class B Common Stock is entitled to ten (10) votes per share. Taking into account the voting power of the Class B Common Stock, the Reporting Person owns approximately 4.7% of the total voting power of the outstanding common stock of the Issuer.

         (c)   Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     2,099,775

               (ii)  shared power to vote or to direct the vote:
                     0

               (iii) sole power to dispose or to direct the disposition of:
                     2,099,775

               (iv)  shared power to dispose or to direct the disposition of:
                     0





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Item 5   Ownership of Five Percent or Less of a Class

         Not Applicable


Item 6   Ownership of More Than Five
         Percent on Behalf of Another Person

         Not Applicable


Item 7   Identification and Classification of the
         Subsidiary Which Acquired the Security Being
         Reported on by the Parent Holding Company

         Not Applicable


Item 8   Identification and Classification
         of Members of the Group

         Not Applicable


Item 9   Notice of Dissolution of Group

         Not Applicable


Item 10  Certification

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 11, 1999

                                       MERIDIAN ASSOCIATES, L.P., an Illinois
                                       limited partnership

                                            By:  Meridian Investments, Inc., its
                                                 general partner


                                                 By: /s/ Glen Miller
                                                     ---------------------------
                                                     Glen Miller, Vice President




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